UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2005
Commission File Number 1-7616
PIONEER CORPORATION
(Translation of registrant’s name into English)
4-1, MEGURO 1-CHOME, MEGURO-KU, TOKYO 153-8654, JAPAN
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Pioneer Announces Second-Quarter and Semiannual Results for Fiscal 2006

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PIONEER CORPORATION
(Registrant)

Date: October 31, 2005

	By	/s/ Kaneo Ito

Kaneo Ito
President and Representative Director
This report on Form 6-K contains the followings:
1.	The announcement released by the Company to the press in Japan dated October 31 2005, concerning its consolidated second-quarter and semiannual business results, and non-consolidated semiannual business results, for the period ended September 30, 2005.

For Immediate Release
October 31, 2005
Pioneer Announces Second-Quarter and Semiannual Results for Fiscal 2006
TOKYO — Pioneer Corporation today announced its consolidated second-quarter and semiannual business results, and non-consolidated semiannual business results, for the period ended September 30, 2005.
Consolidated Financial Highlights

	(In millions of yen except per share information)
	Three months			Six months
	ended September 30			ended September 30
	2005	2004	% to prior year	2005	2004	% to prior year
Operating revenue	¥185,715	¥181,560	102.3%	¥349,898	¥345,047	101.4%
Operating income (loss)	(7,519)	8,386	—	(16,388)	13,398	—
Income (loss) before income taxes	(5,345)	8,199	—	(11,954)	12,438	—
Net income (loss)	¥(6,918)	¥3,312	—	¥(12,261)	¥4,809	—

Net income (loss) per share:
Basic	¥(39.66)	¥18.88		¥(70.29)	¥27.41
Diluted	¥(39.66)	¥16.99		¥(70.29)	¥24.45

Note:	Effective from fiscal 2005 year-end presentation, the Company classified gains and losses on sale and disposal of fixed assets, which were previously included in “Operating costs and expenses,” into “Other income (expenses).” Previously reported amounts have been reclassified accordingly.

Consolidated Business Results
The second quarter of fiscal 2006, ended September 30, 2005, resulted in consolidated operating revenue of ¥185,715 million (US$1,643.5 million), a 2.3% increase from the corresponding period in the previous year. This mainly reflects increased sales of plasma displays, which compensated for decreased sales of DVD products. Despite an increase in operating revenue, operating loss of ¥7,519 million (US$66.5 million) was posted during the period, compared to operating income of ¥8,386 million in the corresponding period of the previous year. This loss was principally caused by lower market prices for our main products due to more severe competition, resulting in decrease of gross profit margins. As a result, net loss was ¥6,918 million (US$61.2 million) compared with net income of ¥3,312 million posted in the corresponding period of the previous year. The average value of the yen during the period was down 1.2% against the U.S. dollar and down 1.0% against the euro from the corresponding period in the previous year.
Home Electronics sales increased 6.6% from the corresponding period in the previous year to ¥81,753 million (US$723.5 million), as plasma display sales increased, despite a decrease in sales of DVD products. In Japan, sales decreased 15.9% to ¥19,028 million (US$168.4 million) mainly due to a decrease in sales of DVD recorders and DVD players. Overseas sales increased 16.0% to ¥62,725 million (US$555.1 million), due to a rise in sales of plasma displays worldwide, and of DVD drives for PCs in Asia, despite the decline in sales of DVD drives for PCs in Europe and North America and the discontinuation of sales of cable TV set-top boxes in North America.
     This business segment recorded operating loss of ¥13,140 million (US$116.3 million), compared to operating income of ¥32 million in the corresponding period of the previous year. Gross profit margins for plasma displays and DVD products dropped due to lower market prices.
Car Electronics sales amounted to ¥78,140 million (US$691.5 million), up 4.5% over the corresponding period in the previous year. Car audio product sales were good, although car navigation system sales decreased, due to lower sales in Japan of these systems to automobile manufacturers. In Japan, sales decreased 10.9% to ¥26,236 million (US$232.2 million), due to a decrease in sales of car navigation systems to automobile manufacturers, which reflected a lack of new car model launches in comparison to the corresponding period of the previous year, despite an increase in sales of car navigation systems for the consumer market. Overseas sales increased 14.5% to ¥51,904 million (US$459.3 million), due to growth in sales of car audio products and car navigation systems to automobile manufacturers in North America, and of car audio products for the consumer market in Central and South America and Europe.
     Operating income decreased 37.8% to ¥2,896 million (US$25.6 million) over the corresponding period of the previous year, mainly as a result of the above-mentioned decrease in sales of car navigation systems.

Royalty revenue from Patent Licensing increased 7.7% from the corresponding period in the previous year to ¥4,162 million (US$36.8 million), due to the revenue from renewed contracts with licensees, despite the decline in royalty revenue resulting from the expiration of patents included in a portfolio of patents licensed to the optical disc industry.
     Operating income decreased 6.4% to ¥3,598 million (US$31.8 million) over the corresponding period of the previous year.
Others sales decreased 17.3% from the corresponding period in the previous year to ¥21,660 million (US$191.7 million), mainly as a result of a drop in sales of optical disc manufacturing systems in Asia. In Japan, sales decreased 12.1% to ¥11,476 million (US$101.6 million) reflecting a sales shift from Japan to China of devices for cellular phones and a decrease in sales of factory automation systems. Overseas, sales decreased 22.5% to ¥10,184 million (US$90.1 million), due to a drop in sales of optical disc manufacturing systems in Asia, despite an increase in sales of devices for cellular phones in China.
     Operating loss of ¥566 million (US$5.0 million) was posted, compared to operating income of ¥987 million in the corresponding period of the previous year. This loss was principally caused by a decrease in sales.
Semiannual results — Consolidated operating revenue for the six-month period ended September 30, 2005 was ¥349,898 million (US$3,096.4 million), a 1.4% increase over the corresponding period in the previous year. Net loss of ¥12,261 million (US$108.5 million) was posted for the period, compared to net income of ¥4,809 million in the corresponding period of the previous year.

Note:	Operating income (loss) in each business segment represents operating income (loss) recorded before intersegment transactions are eliminated.
Cash Flows
Net cash provided by operating activities for the second quarter ended September 30, 2005 was ¥2,280 million (US$20.2 million), an increase of ¥635 million from ¥1,645 million for the corresponding period of the previous year. Although net loss of ¥6,918 million was posted this quarter, trade and other payables increased, and resulted in more cash provided for operating activities. Net cash used for investing activities was ¥7,001 million (US$62.0 million), a decrease of ¥42,277 million from the corresponding period of the previous year, which included an acquisition of a plasma display production subsidiary. Net cash used in financing activities was ¥4,217 million (US$37.3 million), compared with ¥815 million cash provided in the corresponding period of the previous year. The difference resulted mainly from redemption of bonds in the quarter under review.

Corporate Policy and Dividend Policy
Customer satisfaction is our highest priority. In keeping with Pioneer group’s philosophy to “Move the Heart and Touch the Soul,” we strive to develop and provide advanced, high-quality, value-added electronics products that deliver satisfaction, comfort and convenience, and create new forms of entertainment.
An interim dividend of ¥7.5 (US$0.07) per share of common stock, a decrease of ¥5.0 from that for the corresponding period last year, will be paid to the Company’s shareholders of record as of September 30, 2005 (Japan time).
     Based on its policy aimed at dividend continuance and stability, the Company determines an appropriate dividend amount, taking into consideration the Company’s financial condition, consolidated business results and other factors. The decision to lower the latest interim dividend reflects the impact to the Company of continued severe business conditions.
Addressing Current Challenges
The business environment remains severe, characterized by uncertain economic conditions, particularly as the rising prices of crude oil and other raw materials may exert negative impact on the economies of Japan and the U.S., in which consumer spending had been steady. Also, price competition is increasingly tough in markets for our key products.
Despite these difficult conditions, we are committed to becoming profitable again by reviewing every aspect of our major business fields, reinvesting our resources in advanced, high-quality, value-added products that identify the core value of our Company, and enhancing our brand equity.
In the plasma display business, we have been reinforcing our production capacity, as the market rapidly expands. Incoming orders, however, did not reach the levels we had planned for in the OEM (original equipment manufacturing) plasma display business, so we decided to adjust total production output until demand recovers. As we keep cutting costs extensively, we will continue to develop and launch unique products of superior innovation, performance and function. We are making efforts to enhance the value and strength of the Pioneer brand and to expand plasma display sales.
In the DVD business, the market is rapidly expanding, especially in DVD recorders and DVD drives for PCs, while product prices are falling sharply. To overcome the competition, we must introduce more advanced products as early as possible, in addition to carrying out more cost cutting in production in China. We are aggressively reviewing our development and design process, aiming to enhance speed and efficiency of development, and to precede our competitors in supplying markets with products that customers welcome.

In the car electronics business, we are determined to maintain a leading position in the consumer market by reinforcing our car audio operations in the fast-growing markets of China, Central and South America and Russia. Developing products that differentiate us from our industry competitors will help extend the value of our brand. Our car navigation operations are renowned in Japan, where our sales efforts are as aggressive as ever. We are making a similarly bold push to fortify and extend our operations for this business in Europe and North America. In our business with automobile manufacturers, we are capitalizing on our product planning expertise in the consumer market, and propose innovative products to open up new business opportunities and increase sales.
The entire Pioneer Group is intensely focusing on cost reduction. Along with our ongoing efforts to improve management efficiency, we are advancing discussion on a restructuring that may include renewal of the Pioneer group business structure, as well as consequent consolidation of plants and offices and review of staffing. These measures, plus inventory reduction through better supply chain management, will help us return to profitability and improve cash flows.
Business Forecasts for Fiscal 2006
Our consolidated business forecasts for fiscal 2006, ending March 31, 2006, are unchanged from those announced on October 21, 2005, which are shown below. We assume average yen-U.S. dollar and yen-euro exchange rates for the remaining period of fiscal 2006 of ¥110 and ¥135, respectively.
(In millions of yen)

	Projections for	Results for	Percent
	fiscal 2006	fiscal 2005	changes
Operating revenue	¥770,000	¥733,648	+5.0%
Operating income (loss)	(25,000)	2,592	—
Loss before income taxes	(28,000)	(187)	—
Net loss	¥(24,000)	¥(8,789)	—

In addition to our ongoing efforts to enhance management efficiency, we are currently advancing discussions on business restructuring. The expenses (non-operating) required for such business restructuring, however, are not included in these forecasts. Details of the restructuring will be announced in late November or after.
Cautionary Statement with Respect to Forward-Looking Statements
Statements made in this release with respect to our current plans, estimates, strategies and beliefs, and other statements that are not historical facts are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. We caution that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not believe that it is our obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We disclaim any such obligation. Risks and uncertainties that might affect us include, but are not limited to, (i) general economic conditions in our markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, euro, and other currencies in which we make significant sales or in which our assets and liabilities are denominated; (iii) our ability to continue to design and develop and win acceptance of our products and services, which are offered in highly competitive markets characterized by continual new product introductions, rapid developments in technology, severe price competition and subjective and changing consumer preferences; (iv) our ability to successfully implement our business strategies; (v) our ability to compete, and develop and implement successful sales and distribution strategies in light of technological developments in and affecting our businesses; (vi) our continued ability to devote sufficient resources to research and development, and capital expenditure; (vii) our ability to continuously enhance our brand image; (viii) the success of our joint ventures and alliances; and (ix) the outcome of contingencies.
Pioneer Corporation is one of the leading manufacturers of consumer- and business-use electronics products such as audio, video and car electronics on a global scale. Its shares are traded on the New York Stock Exchange (ticker symbol PIO), Euronext Amsterdam, Tokyo Stock Exchange, and Osaka Securities Exchange.
#   #   #   #   #   #
The U.S. dollar amounts in this release represent translation of Japanese yen, for convenience only, at the rate of ¥113=US$1.00, the approximate rate prevailing on September 30, 2005.
Attachments:
I.	Consolidated financial statements for the three months and the six months ended September 30, 2005

II.	Non-consolidated financial statements for the six months ended September 30, 2005
For further information, please contact:
Investor Relations Department, Corporate Branding and Communications Division
Pioneer Corporation, Tokyo
Phone: +81-3-3495-6774 / Fax: +81-3-3495-4301
E-mail: pioneer_ir@post.pioneer.co.jp
IR Website: http://www.pioneer.co.jp/ir-e/

Pioneer Corporation and Subsidiaries
I.	CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS AND THE SIX MONTHS ENDED SEPTEMBER 30, 2005
(1) OPERATING REVENUE BY SEGMENT
(In millions of yen)

	Three months ended September 30
	2005		2004		% to
	Amount	% to total	Amount	% to total	prior year
Domestic	¥19,028	10.2%	¥22,633	12.5%	84.1%
Overseas	62,725	33.8	54,087	29.8	116.0

Home Electronics	81,753	44.0	76,720	42.3	106.6

Domestic	26,236	14.1	29,453	16.2	89.1
Overseas	51,904	28.0	45,317	25.0	114.5

Car Electronics	78,140	42.1	74,770	41.2	104.5

Domestic	—	—	—	—	—
Overseas	4,162	2.2	3,864	2.1	107.7

Patent Licensing	4,162	2.2	3,864	2.1	107.7

Domestic	11,476	6.3	13,058	7.2	87.9
Overseas	10,184	5.4	13,148	7.2	77.5

Others	21,660	11.7	26,206	14.4	82.7

Domestic	56,740	30.6	65,144	35.9	87.1
Overseas	128,975	69.4	116,416	64.1	110.8

Total	¥185,715	100.0%	¥181,560	100.0%	102.3%

(In millions of yen)

	Six months ended September 30
	2005		2004		% to
	Amount	% to total	Amount	% to total	prior year
Domestic	¥36,068	10.3%	¥36,918	10.7%	97.7%
Overseas	108,890	31.1	95,555	27.7	114.0

Home Electronics	144,958	41.4	132,473	38.4	109.4

Domestic	56,177	16.1	61,784	17.9	90.9
Overseas	104,176	29.7	92,541	26.8	112.6

Car Electronics	160,353	45.8	154,325	44.7	103.9

Domestic	—	—	—	—	—
Overseas	5,285	1.5	6,739	2.0	78.4

Patent Licensing	5,285	1.5	6,739	2.0	78.4

Domestic	19,918	5.7	25,281	7.3	78.8
Overseas	19,384	5.6	26,229	7.6	73.9

Others	39,302	11.3	51,510	14.9	76.3

Domestic	112,163	32.1	123,983	35.9	90.5
Overseas	237,735	67.9	221,064	64.1	107.5

Total	¥349,898	100.0%	¥345,047	100.0%	101.4%

Pioneer Corporation and Subsidiaries
(2) CONSOLIDATED STATEMENTS OF OPERATIONS
(In millions of yen)

	Three months ended September 30
			% to
	2005	2004	prior year
Operating revenue:
Net sales	¥181,553	¥177,696	102.2%
Royalty revenue	4,162	3,864	107.7

Total operating revenue	185,715	181,560	102.3

Operating costs and expenses:
Cost of sales	148,180	133,601	110.9
Selling, general and administrative expenses	45,054	39,573	113.9

Total operating costs and expenses	193,234	173,174	111.6

Operating income (loss)	(7,519)	8,386	—
Other income (expenses):
Interest income	625	432	144.7
Foreign exchange loss	(323)	(228)	141.7
Interest expense	(325)	(315)	103.2
Other—net	2,197	(76)	—

Total other income (expenses)	2,174	(187)	—

Income (loss) before income taxes	(5,345)	8,199	—
Income taxes	342	3,937	8.7
Minority interest in losses (earnings) of subsidiaries	718	(270)	—
Equity in losses of affiliated companies	(1,949)	(680)	286.6

Net income (loss)	¥(6,918)	¥3,312	—%

(In millions of yen)

	Six months ended September 30
			% to
	2005	2004	prior year
Operating revenue:
Net sales	¥344,613	¥338,308	101.9%
Royalty revenue	5,285	6,739	78.4

Total operating revenue	349,898	345,047	101.4

Operating costs and expenses:
Cost of sales	278,393	250,878	111.0
Selling, general and administrative expenses	87,893	80,771	108.8

Total operating costs and expenses	366,286	331,649	110.4

Operating income (loss)	(16,388)	13,398	—
Other income (expenses):
Interest income	1,252	790	158.5
Foreign exchange loss	(1,065)	(1,161)	91.7
Interest expense	(720)	(689)	104.5
Other—net	4,967	100	4,967.0

Total other income (expenses)	4,434	(960)	—

Income (loss) before income taxes	(11,954)	12,438	—
Income taxes	(1,210)	5,544	—
Minority interest in losses (earnings) of subsidiaries	1,285	(560)	—
Equity in losses of affiliated companies	(2,802)	(1,525)	183.7

Net income (loss)	¥(12,261)	¥4,809	—%

Pioneer Corporation and Subsidiaries
(3) CONSOLIDATED BALANCE SHEETS
(In millions of yen)

	September 30			March 31
			Increase/		Increase/
	2005	2004	(Decrease)	2005	(Decrease)
ASSETS
Current assets:
Cash and cash equivalents	¥107,198	¥123,936	¥(16,738)	¥116,681	¥(9,483)
Trade receivables, less allowance	126,981	119,863	7,118	132,176	(5,195)
Inventories	126,594	135,504	(8,910)	109,015	17,579
Others	75,628	74,711	917	69,024	6,604

Total current assets	436,401	454,014	(17,613)	426,896	9,505

Investments and long-term receivables	25,268	29,553	(4,285)	28,828	(3,560)
Property, plant and equipment, less depreciation	203,557	208,964	(5,407)	210,145	(6,588)
Intangible assets	22,974	25,590	(2,616)	24,052	(1,078)
Other assets	39,393	39,015	378	35,246	4,147

Total assets	¥727,593	¥757,136	¥(29,543)	¥725,167	¥2,426

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings and current portion of long-term debt	¥55,560	¥40,615	¥14,945	¥52,428	¥3,132
Trade payables	104,831	103,031	1,800	96,335	8,496
Others	101,857	104,554	(2,697)	102,407	(550)

Total current liabilities	262,248	248,200	14,048	251,170	11,078

Long-term debt	79,512	87,397	(7,885)	81,219	(1,707)
Other long-term liabilities	41,705	58,909	(17,204)	42,371	(666)
Minority interests	17,085	18,281	(1,196)	18,168	(1,083)
Shareholders’ equity:
Common stock	49,049	49,049	—	49,049	—
Capital surplus	82,834	82,612	222	82,735	99
Retained earnings	246,987	276,334	(29,347)	260,556	(13,569)
Accumulated other comprehensive income (loss)	(39,390)	(53,185)	13,795	(47,669)	8,279
Treasury stock	(12,437)	(10,461)	(1,976)	(12,432)	(5)

Total shareholders’ equity	327,043	344,349	(17,306)	332,239	(5,196)

Total liabilities and shareholders’ equity	¥727,593	¥757,136	¥(29,543)	¥725,167	¥2,426

Breakdown of accumulated other comprehensive
income (loss):
Minimum pension liability adjustments	¥(11,391)	¥(21,714)	¥10,323	¥(11,186)	¥(205)
Net unrealized holding gain on securities	7,475	7,516	(41)	8,250	(775)
Cumulative foreign currency translation adjustments	(35,474)	(38,987)	3,513	(44,733)	9,259

Total accumulated other comprehensive income (loss)	¥(39,390)	¥(53,185)	¥13,795	¥(47,669)	¥8,279

Pioneer Corporation and Subsidiaries
(4) CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In millions of yen)

				Accumulated
				Other		Total
	Common	Capital	Retained	Comprehensive	Treasury	Shareholders’
	Stock	Surplus	Earnings	Income (Loss)	Stock	Equity
Balance at March 31, 2004	¥49,049	¥82,464	¥273,718	¥(61,829)	¥(10,464)	¥332,938
Net loss			(8,789)			(8,789)
Other comprehensive income				14,160		14,160
Value ascribed to stock options		270				270
Cash dividends (¥25 per share)			(4,373)			(4,373)
Purchase and sales of treasury stock, net		1			(1,968)	(1,967)

Balance at March 31, 2005	¥49,049	¥82,735	¥260,556	¥(47,669)	¥(12,432)	¥332,239
Net loss			(12,261)			(12,261)
Other comprehensive income				8,279		8,279
Value ascribed to stock options		99				99
Cash dividends (¥7.5 per share)			(1,308)			(1,308)
Purchase and sales of treasury stock, net					(5)	(5)

Balance at September 30, 2005	¥49,049	¥82,834	¥246,987	¥(39,390)	¥(12,437)	¥327,043

(5) CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions of yen)

	Three months		Six months
	ended September 30		ended September 30
	2005	2004	2005	2004
I. Operating activities:
Net income (loss)	¥(6,918)	¥3,312	¥(12,261)	¥4,809
Depreciation and amortization	11,575	10,778	24,122	21,287
(Increase) decrease in trade receivables	(15,718)	(8,194)	7,160	415
(Increase) decrease in inventories	1,396	(6)	(14,635)	(18,814)
Increase (decrease) in trade payables	5,607	(76)	8,016	7,168
Increase (decrease) in other accrued liabilities	10,822	1,545	2,737	(11,185)
Other	(4,484)	(5,714)	(13,919)	(7,711)

Net cash provided by (used in) operating activities	2,280	1,645	1,220	(4,031)

II. Investing activities:
Payment for purchase of fixed assets	(10,355)	(12,646)	(19,282)	(26,284)
Payment for purchase of subsidiary	—	(36,615)	—	(36,615)
Other	3,354	(17)	7,357	338

Net cash used in investing activities	(7,001)	(49,278)	(11,925)	(62,561)

III. Financing activities:
Increase (decrease) in short-term borrowings and long-term debt	(3,183)	1,035	2,866	(3,034)
Dividends paid	—	—	(2,180)	(2,193)
Other	(1,034)	(220)	(2,073)	(323)

Net cash provided by (used in) financing activities	(4,217)	815	(1,387)	(5,550)

Effect of exchange rate changes on cash and cash equivalents	1,366	1,792	2,609	3,659

Net decrease in cash and cash equivalents	(7,572)	(45,026)	(9,483)	(68,483)
Cash and cash equivalents, beginning of period	114,770	168,962	116,681	192,419

Cash and cash equivalents, end of period	¥107,198	¥123,936	¥107,198	¥123,936

Free cash flow (I + II)	¥(4,721)	¥(47,633)	¥(10,705)	¥(66,592)

Pioneer Corporation and Subsidiaries
(6) SEGMENT INFORMATION
The following segment information is prepared pursuant to the regulations under the Securities and Exchange Law of Japan.
<Business Segments>
(In millions of yen)

	Three months ended September 30
	2005		2004		% to prior year
	Operating	Operating	Operating	Operating	Operating	Operating
	Revenue	Income	Revenue	Income	Revenue	Income
Home Electronics	¥82,264	¥(13,140)	¥77,368	¥32	106.3%	—%
Car Electronics	78,516	2,896	75,401	4,658	104.1	62.2
Patent Licensing	4,201	3,598	4,318	3,843	97.3	93.6
Others	31,556	(566)	37,828	987	83.4	—

Total	196,537	(7,212)	194,915	9,520	100.8	—
Corporate and Eliminations	(10,822)	(307)	(13,355)	(1,134)	—	—

Consolidated	¥185,715	¥(7,519)	¥181,560	¥8,386	102.3%	—%

(In millions of yen)

	Six months ended September 30
	2005		2004		% to prior year
	Operating	Operating	Operating	Operating	Operating	Operating
	Revenue	Income	Revenue	Income	Revenue	Income
Home Electronics	¥145,772	¥(25,568)	¥133,751	¥(4,290)	109.0%	—%
Car Electronics	161,124	8,210	155,002	10,974	103.9	74.8
Patent Licensing	5,324	3,969	7,580	6,592	70.2	60.2
Others	59,195	(1,320)	71,196	2,035	83.1	—

Total	371,415	(14,709)	367,529	15,311	101.1	—
Corporate and Eliminations	(21,517)	(1,679)	(22,482)	(1,913)	—	—

Consolidated	¥349,898	¥(16,388)	¥345,047	¥13,398	101.4%	—%

<Geographic Segments>
(In millions of yen)

	Six months ended September 30
	2005		2004		% to prior year
	Operating	Operating	Operating	Operating	Operating	Operating
	Revenue	Income	Revenue	Income	Revenue	Income
Japan	¥292,978	¥(15,665)	¥292,347	¥6,858	100.2%	—%
North America	92,524	(1,810)	84,058	3,073	110.1	—
Europe	66,311	(1,315)	66,208	(1,070)	100.2	—
Other Regions	160,224	3,700	143,206	3,841	111.9	96.3

Total	612,037	(15,090)	585,819	12,702	104.5	—
Corporate and Eliminations	(262,139)	(1,298)	(240,772)	696	—	—

Consolidated	¥349,898	¥(16,388)	¥345,047	¥13,398	101.4%	—%

Pioneer Corporation and Subsidiaries
Notes:
1.	The Company’s consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.
2.	The consolidated financial statements include the accounts of the parent company and 126 subsidiaries and the investments in 5 affiliated companies accounted for on an equity basis.
3.	Effective from fiscal 2005 year-end presentation, operating income (loss) is presented as net sales less cost of sales, selling, general and administrative expenses in order to be consistent with generally accepted financial reporting practice in Japan. The Company believes that such presentation is useful for comparison of the Company’s financial results with those of other Japanese companies. Under the U.S. GAAP, business restructuring expenses and losses on impairment of long-lived assets as well as gains and losses on sale and disposal of fixed assets included in “Other—net” are included in operating income (loss). Previously reported amounts in consolidated statements of operations and segment information have been reclassified accordingly.
4.	Effective from this fiscal 2006, the Company changed business segment classification for certain businesses. Results related to plasma displays for business use and DJ equipment have been moved from “Others” to “Home Electronics.” Corresponding figures for the previously reported operating revenue by segment and segment information have been reclassified accordingly.

Pioneer Corporation—Parent Company Only
II.	NON-CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2005
(1) SALES BY SEGMENT
(In millions of yen)

	Six months ended September 30
	2005		2004		% to
	Amount	% to total	Amount	% to total	prior year
Domestic	¥31,923	13.0%	¥32,120	13.7%	99.4%
Export	84,303	34.3	77,616	33.2	108.6

Home Electronics	116,226	47.3	109,737	46.9	105.9

Domestic	55,997	22.8	61,362	26.3	91.2
Export	73,053	29.7	62,086	26.5	117.7

Car Electronics	129,051	52.5	124,173	52.8	103.9

Domestic	494	0.2	788	0.3	62.8
Export	47	0.0	64	0.0	72.9

Others	541	0.2	852	0.3	63.5

Domestic	88,416	36.0	94,995	40.3	93.1
Export	157,403	64.0	139,767	59.7	112.6

Total	¥245,819	100.0%	¥234,039	100.0%	104.7%

Note:	Effective from this fiscal 2006, the Company changed business segment classification for certain businesses. Results related to plasma displays for business use and DJ equipment have been moved from “Others” to “Home Electronics.” Previously reported amounts have been reclassified accordingly.
(2) CONDENSED STATEMENTS OF OPERATIONS
(In millions of yen)

	Six months ended September 30
	2005		2004
		% to		% to
	Amount	net sales	Amount	net sales
Net sales	¥245,819	100.0%	¥234,039	100.0%
Cost of sales	213,720	86.9	191,874	82.0
Selling, general and administrative expenses	41,592	17.0	41,981	17.9

Operating income (loss)	(9,493)	(3.9)	183	0.1
Non-operating income—net	54	0.1	2,098	0.9

Ordinary income (loss)	(9,439)	(3.8)	2,282	1.0
Other income (expenses)—net	357	0.1	(0)	(0.0)

Income (loss) before income taxes	(9,081)	(3.7)	2,281	1.0
Income taxes	(3,709)	(1.5)	141	0.1

Net income (loss)	¥(5,371)	(2.2)%	¥2,140	0.9%

Pioneer Corporation—Parent Company Only
(3) CONDENSED BALANCE SHEETS
(In millions of yen)

	September 30		March 31
	2005	2004	2005
ASSETS
Current assets:
Cash	¥46,162	¥33,829	¥40,502
Notes and accounts receivable—trade	46,605	38,018	51,833
Marketable securities	–	18,683	11,685
Inventories	29,044	34,733	28,018
Other current assets	31,020	64,070	41,683

Total current assets	152,832	189,336	173,724

Fixed assets:
Tangible	52,674	48,282	53,301
Intangible	28,523	21,335	29,826
Investments and others	208,751	204,768	201,893

Total fixed assets	289,949	274,386	285,021

Total assets	¥442,782	¥463,722	¥458,745

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Notes and accounts payable—trade	¥53,827	¥50,129	¥52,738
Accrued expenses	37,471	34,730	40,152
Other current liabilities	15,350	26,766	23,611

Total current liabilities	106,649	111,627	116,502
Long-term liabilities	73,279	76,100	73,237

Total liabilities	179,929	187,727	189,740

Shareholders’ equity	262,852	275,995	269,005

Total liabilities and shareholders’ equity	¥442,782	¥463,722	¥458,745